EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq")

August 9, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Wholesale Telephony Services: Financial Sanction

Bezeq previously reported on October 22, 2017 about a final supervision report of the Ministry of Communications. The report focused on the implementation of the wholesale telephony service and the announcement by the Ministry of Communications that it intends to impose a financial sanction on Bezeq regarding the issue of the implementation of the wholesale telephony service.

Bezeq now reports that on August 8, 2018, it received from the Ministry of Communications two notices: the “Supplementary Supervision Report to the Final Inspection Report on Non-Implementation of the Wholesale Telephone Service" and the "Updated Notice of Intention to Impose Financial Sanctions on issues of Implementation of the Broadband Reform" thereby the Ministry of Communications announced that it intends to impose a financial sanction on Bezeq in the amount of NIS 11,327,540 and the Ministry intends to take additional enforcement proceedings if the alleged violation continues.

Bezeq has the right, within 30 days, to present its arguments against the intention of the Ministry to impose this financial sanction.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.